SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For February, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MATERIAL FACT

Change in the Executive Board

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), in compliance with Resolution 44 of the Brazilian Securities and Exchange Commission (CVM), of August 23, 2021, hereby informs its shareholders and the market in general that its Board of Directors, at a meeting held today, elected new members for the Executive Board for the remaining term of office to be ended in June 2023, as follows:

●	Mrs. Catia Cristina Teixeira Pereira, as Chief Financial Officer and Investor Relations Officer, as of March 1st, 2023

Mrs. Pereira earned a bachelor’s degree in Economics from Universidade Federal Fluminense, an MBA in Finance from IBMEC, an MBA in Controllership and Finance from Universidade Federal Fluminense, and an MBA in Economic Engineering from Universidade do Estado do Rio de Janeiro. She worked at Ball as Chief Financial Officer (March 2021 to February 2022), was a Director of the Center of Shared Services for South America, for structuring and implementation (July 2018 to March 2021), and Treasury Manager for South America (2006 to June 2018). She was also Treasury Control and Planning Manager (2003 to 2006) and Treasury Coordinator (2000 to 2003) at Embratel, among other position. She has a Black Belt Six Sigma certification and participated in several courses, training sessions, and conferences on finance, strategy, and leadership in Brazil and abroad and, in November 2022, she concluded the Board of Directors Member course of the Instituto Brasileiro de Governança Corporativa (IBGC).

●	Mrs. Sabrina de Menezes Correa Furstenau Sabino, as Chief Corporate Management Officer

Mrs. Menezes earned a degree in International Relations from Pontifícia Universidade Católica de Minas Gerais and has built a career that combines the experiences of people and business management. She was Head of Talent Acquisition and Management (2020 to 2022) at XP Inc, Head of Research (2017 to 2019) at Egon Zehnder International, Project Leader (2010 to 2017) at Falconi Consultores de Resultado, having worked on productivity, organizational structure, strategic and operating planning projects at several companies, such as Petrobras, Paranapanema, Companhia Energética de Brasília, Vale, and TAM, as well as in public bodies such as the Education Secretariat of Minas Gerais (Secretaria de Educação de Minas Gerais) and the Office of the Chief of Staff of Rio de Janeiro.

Additionally, in continuity to the Material Fact disclosed on January 30, 2023, the Company informs that, the Board of Directors rectified the resolution on the Executive Board positions that took place on that date. The Executive Officers elected at that meeting will now be responsible for the following Offices:

●	Mr. Bruno Magalhães D’Abadia, Regional Systems Office
●	Mr. Roberval Tavares de Souza, Metropolitan Office
●	Mrs. Paula Alessandra Bonin Costa Violante, Technology, Enterprise and Environment Office

In the year in that the Company completes 50 years of history, for the first time Sabesp will have three women on its Executive Board, which reinforces the commitment of the current management to diversity.

São Paulo, February 9, 2023.

Osvaldo Garcia

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: February 9, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.